                                                                June 24, 2005

VIA FACSIMILE AND EDGAR

United States Securities and Exchange Commission

Washington, D.C. 20549

Attn:       Jay Mumford

                Division of Corporation Finance

                Re:          Implant Sciences Corporation

                                Registration Statement on Form S-3

                                File No. 333-124058

Ladies and Gentlemen:

                On behalf of Implant Sciences Corporation (the “Company”), this letter is being filed in response to the Staff’s comments to the Registration Statement on Form S-3 (the “Registration Statement”) filed April 13, 2005.  The Staff’s comments are set forth in a letter from Peggy Fisher, Assistant Director, addressed to Dr. Anthony Armini, President and CEO of the Company, dated April 26, 2005.

                In this letter, we have recited the comments from the Staff in bold and have followed each comment with the Company’s response.

Registration Statement on Form S-3

General

1.  We note that you are seeking to register for resale 588,234 shares of common stock issuable upon the exercise of certain “additional investment rights” granted to the selling stockholders.  The investors are not able to purchase these shares until September 4, 2005.  It does not appear to be appropriate to register those shares underlying the “additional investment rights” at this time since the selling stockholders are not currently irrevocably bound to purchase such shares.  Please revise accordingly.  Refer to Item 3S(b) of the Securities Act section of the March 1999 supplement to the Division of Corporation Finance Manual of Publicly Available Telephone Interpretations.

We have complied with the Staff’s request and have removed the additional investment rights from the registration process.  We have conformed sections throughout the Registration Statement to reflect this removal.  We believe, however, that there are differing interpretations of Item 3S(b) referenced above.

Upon the exercisability of the additional investment rights, we intend to file a new registration statement to register those 588,234 shares.

2.  We note footnote (1) of the fee table.  Please note that you may only register an indeterminate number of additional securities that may become issuable pursuant to stock splits, stock dividends or similar transactions contemplated by Rule 416 of the Securities Act; Rule 416 does not permit you to register an indeterminate number of additional shares that may be issued upon changes in the exercise price of the warrants.  Please revise this footnote to track the language of Rule 416 and supplementally confirm our understanding that in the event such adjustment requires you to issue more shares than you are registering on this registration statement, you will file a new registration statement to register those additional shares.

We have modified the footnote as requested and we supplementally confirm your understanding that in the event an adjustment in the exercise price of our warrants requires us to issue more shares than we are registering on the Registration Statement, we will file a new registration statement to register those additional shares.

If you have any questions, please contact the undersigned at 212-370-1300.

Very truly yours,

/s/ David Selengut, Esq.

David Selengut, Esq.

Cc:          Dr. Anthony Armini

                Diane Ryan